Exhibit 23.4

CONSENT

We hereby consent to (i) the reference to Standard & Poor’s in the Registration Statement on Form S-4 (File No. 333-113658) filed by Sensus Metering Systems, Inc. and certain of its affiliates (“Sensus”) with the Securities and Exchange Commission related to the exchange offer for $275 million of 8% Senior Secured Notes of Sensus and (ii) the filing of this consent as an Exhibit to the Registration Statement.  In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act of 1933, as amended, (the “Securities Act”) or within the categories of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.

STANDARD & POOR’S

By:	/s/ Paul J. Viscio
Name:	Paul J. Viscio
Title:	Managing Director